First Silver

Reserve Inc.

Suite 584 - 885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
(604) 602-9973
FAX (604) 681-5910

02 SEP 11 AM 12:32

August 29, 2002

Securities and Exchange Commission
450 - 5th Street N.W.
Judiciary Plaza
Washington, D.C.
U. S.A. 20549

SUPPL

Attention: File Clerk
Office of International Corporate Finance

02049889

Dear Sirs:

Re: Filing Documents for First Silver Reserve Inc.
- Exemption Number 82-3449
Section 12g3-2(b), Securities Exchange Act of 1934

Please find enclosed a copy of the following documents:

PROCESSED
SEP 2 0 2002
THOMSON
FINANCIAL

- Quarterly Report for second quarter ending June 30, 2002;
- news release dated August 29, 2002

Would you please file the enclosures in your files and confirm that the enclosed material has been accepted.

Yours truly,

First Silver Reserve Inc.
Per:

Len Brownlie
Corporate Secretary

Encl.

dw 9/17

First Silver

Reserve Inc.



Armando Ibarra, Director of Operations

Second Quarter Report 2002

Management's Discussion and Analysis of Financial Conditions and the Results of Operations

This discussion and analysis should be read in conjunction with the Company's consolidated financial statements. The Company's reporting currency is the United States dollar. All amounts in this discussion and in the consolidated financial statements are expressed in United States dollars, unless identified otherwise.

In the six month period ended June, 2002, First Silver Reserve Inc. produced 1,168,680 ounces of silver (2001 – 1,161,554 ounces) and 1,616 ounces of gold (2001 – 2,565 ounces) from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. For the three months ending June 30, 2002, silver production was 596,454 ounces (2001 – 586,780 ounces) and gold production was 719 ounces (2001 – 941 ounces). Total mill throughput for the six month period was 133,060 tonnes (2001 – 129,307 tonnes), as compared to 65,041 tonnes (2001 – 65,741 tonnes) in the three months ending June 30. In the six month period, the mill head grade was 323 g/tonne silver (2001 – 319 g/tonne) and the mill recovery rate was 84.59% (2001 – 87.60%) as compared to a grade of 340 g/tonne (2001 – 319 g/tonne) and a recovery rate of 83.9% (2001- 87.03%) for the three months ended June 30, 2002.

Revenue for the six month period was US $5.54 million compared with US $5.68 million for the same period in 2001. Revenue for the three month period ending June 30 was US $3.04 million compared with US $2.51 million for the same period in 2001. Net earnings for the three months ending June 30 was US $0.12 million or $0.00 per share compared with a net loss of US $0.46 million or ($0.01) per share for the same period in 2001. Net loss for the six months ending June 30 was US $0.15 million or ($0.00) per share compared with a net loss of US$0.64 or ($0.02) per share for the same period in 2001. The decreased loss was a direct result of higher average silver prices in the second quarter of 2002. The price of silver was $4.87 per ounce at the end of June but has trended lower thereafter.

Cost of sales were $4.53 million for the six month period, as compared to $5.28 million for the year earlier period. General and administrative expenses were $0.52 million for the period as compared to $0.52 million in the first six months of 2001. Depreciation was $0.60 million for the period, as compared to $0.55 million in the year earlier period as the Company commenced depreciation on development costs capitalized in prior years. Cash costs, net of gold credits, were $3.99 per ounce of silver in the six months ending June 30, 2002, as compared to $4.33 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.47 per ounce of silver in the six months ending June 30, 2002, as compared to $4.75 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $3.77 per ounce of silver in the three months ending June 30, 2002, as compared to $4.08 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.23 per ounce of silver in the three months ending June 30, 2002, as compared to $4.52 per ounce of silver in the year earlier period.

Liquidity and Capital Resources

Working capital at June 30, 2002 was $0.50 million (comprised of cash of $0.72 million and accounts receivable, inventory and prepaid expenses of $1.71 million, less current liabilities of $1.93 million) as compared to a working capital of $0.14 million at December 31, 2001 (comprised of cash of $0.38 million and accounts receivable, inventory and prepaid expenses of $1.76 million, less current liabilities of $2.00 million). Cash and short-term investments amounted to $0.72 million at June 30, 2002 as compared to $0.38 million at December 31, 2001.

During the period the Company issued 825,000 shares on the exercise of director and employee share purchase options which provided $0.30 million. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2001 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

First Silver's profitability is somewhat dependent upon the Mexican peso: United States dollar exchange rate. A high peso exchange rate is not beneficial to the Company, since expenses are priced in Mexican pesos while revenues are received in United States dollars. During the quarter, the Mexican peso (PS $) was at a relatively high exchange rate to the United States dollar, ending the quarter at an exchange rate of 9.92 PS $ per U.S. dollar.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the six months ending June 30, 2002, the average London afternoon price for silver was US$4.60 per ounce, as compared to US$4.46 in the prior year period.

If silver prices were to remain at these levels for a sustained period, the mine's viability could be affected however Management would endeavour to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain predominately unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Underground Exploration

The most prospective minesite exploration target is at the intersection of three mineralized faults (La Zuloaga, Rosario-Condesa and La Mancha). This prospective area, termed "El Banco" is located approximately 1,000 m west of the current mine workings and is in an area of steep surface terrain which has limited surface drilling. To reach this prospective zone, the Company initiated a horizontal drift in late 1998 from the existing mine workings. This drift suffered a series of delays in advancement as crews encountered unstable rock formations in cross-faults. Tremendous effort and ingenuity was required to stabilize these formations in order for the drift to proceed. By the end of 2000, the drift had progressed some 900 m and has encountered two areas of economic mineralization (from 350 to 550 m and from 766 to 900 m) which have been included in the mine's reserves. During the second quarter of 2002, no progress was made on this drift, pending completion of the Rosario mine haulage adit.

The Rosario mine haulage adit was initiated to provide near surface access to the El Banco target area. This drift is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-Condesa Fault, allowing systematic sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 1,060 m have been developed. When completed, the adit will allow a second access to the mine for safety, provide a much needed ventilation circuit and reduce mine haulage by some 1,200 m. Completion of this adit is a top priority for the Company in 2002.

First Silver Reserve Inc.

Consolidated Financial Statements
June 30, 2002
(expressed in U.S. dollars)

First Silver Reserve Inc.
Consolidated Balance Sheets

(expressed in U.S. dollars)

	June 30, 2002 $	December 31, 2001 $
Assets		
Current assets		
Cash and cash equivalents	720,375	381,639
Accounts receivable	700,137	981,832
Inventories	913,249	682,774
Prepaid expenses	100,046	95,061
	2,433,807	2,141,306
Resource assets	4,972,663	5,196,430
	7,406,470	7,337,736
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,037,872	1,090,127
Employee profit sharing payable	418	-
Other taxes payable	890,439	906,734
	1,928,729	1,996,861
Future income taxes	355,688	719,096
Other long-term liabilities	3,086,258	2,732,566
	5,370,675	5,448,523
Shareholders' Equity		
Capital stock	1,127,513	830,173
Retained earnings	908,282	1,059,040
	2,035,795	1,889,213
	7,406,470	7,337,736

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the six months ended June 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2002 $	For The Three Months Ended June 30, 2001 $	For The Six Months Ended June 30, 2002 $	For The Six Months Ended June 30, 2001 $
Revenue				
Sales	3,039,640	2,506,782	5,531,743	5,649,213
Other	2,883	8,046	8,544	27,380
	3,042,523	2,514,828	5,540,287	5,676,593
Cost and expenses				
Cost of sales	2,281,826	2,507,083	4,530,027	5,279,432
General and administrative	276,928	247,405	519,577	521,878
Employee profit sharing	-	-	-	-
Depreciation and depletion	306,669	283,093	603,032	553,886
Foreign exchange (gain) loss	60,297	(62,884)	48,548	(47,860)
	2,925,720	2,974,697	5,701,184	6,307,336
Earnings (loss) before income taxes	116,803	(459,869)	(160,897)	(630,743)
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	(6,562)	2,615	(10,139)	12,274
	(6,562)	2,615	(10,139)	12,274
Net earnings (loss) for the period	123,365	(462,484)	(150,758)	(643,017)
Retained earnings - Beginning of period	784,917	2,147,226	1,059,040	2,327,759
Retained earnings - End of period	908,282	1,684,742	908,282	1,684,742
Earnings (loss) per share	0.00	(0.01)	0.00	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2002 $	For The Three Months Ended June 30, 2001 $	For The Six Months Ended June 30, 2002 $	For The Six Months Ended June 30, 2001 $
Cash flows from operating activities				
Net earnings (loss) for the year	123,365	(462,484)	(150,758)	(643,017)
Items not affecting cash				
Depreciation and depletion	306,669	283,093	603,032	553,886
Future income taxes	(6,562)	(509,851)	(369,032)	(7,294)
	423,472	(689,242)	83,242	(96,425)
Changes in non-cash working capital items	(177,994)	674,911	(16,273)	605,165
	245,478	(14,331)	66,969	508,740
Cash flows from financing activities				
Issue of share capital	173,942	-	297,340	-
Increase (Reduction) in long term debt	-	-	353,692	(188,930)
	173,942	-	651,032	(188,930)
Cash flows from investing activities				
Resource asset expenditures	(222,619)	4,267	(379,265)	(258,978)
	(222,619)	4,267	(379,265)	(258,978)
Increase (Decrease) in cash and short-term equivalents	196,801	(10,064)	338,736	60,832
Cash and cash equivalents - Beginning of period	523,574	400,108	381,639	329,212
Cash and cash equivalents - End of period	720,375	390,044	720,375	390,044

The accompanying notes are an integral part of these consolidated financial statements.

1 Basis of presentation

These consolidated financial statements include the accounts of First Silver Reserve Inc. (the company), and its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), which owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon.

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

2 Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2001	36,671,921	830,173
Issued upon exercise of share purchase options	825,000	297,340
Balance –June 30 , 2002	37,496,921	1,127,513

Stock options outstanding

The company does not have a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at June 30, 2002 and the changes for the six months then ended:

	2002		2001	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	1,530,000	0.55	1,530,000	0.55
- Exercised during period	825,000	0.55	-	
- Issued during period	215,000	0.82	-	
Options outstanding - End of period	920,000	0.61	1,530,000	0.55

Effective 1 January 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock –based compensation. The new standard requires that stock-based awards made to non-employees are to be measured and recognized using the fair value based method. During the six months ended 30 June 2002, the Company granted options to purchase up to 215,000 shares of the company's stock to directors and officers of the company at an exercise price of $0.82 per share, with a fair value of $85,738 on the grant date. The pro-forma impact on income (loss) and earnings (loss) per share is as follows.

		Six Months Ending June 30, 2002
Net Loss		
As Reported	$	(150,758)
Pro Forma	$	(236,496)
Net Loss Per Share		
As Reported	$	(0.004)
Pro Forma	$	(0.006)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	50%
Risk-free interest rate	4.33%
Expected life of options	5 years

The weighted average grant-date fair value of options granted was $0.399 per option.

There were no stock options granted in the year 2001, therefore no figures have been presented for that year.

CORPORATE INFORMATION

CORPORATE ADDRESS

Suite 584 –885 Dunsmuir Street
Vancouver, B.C.
V6C 1N5
Phone: (604) 602-9973
Toll-free: (888) 377-6676
Fax: (604) 681-5910
Email: info@firstsilver.com
Internet: www.firstsilver.com

Minera El Pilon S. A. de C. V.
Valparaiso No. 2367
Col. Providencia
Guadalajara, Jalisco
C.P. 44610 Mexico
Phone: 011-52-3-817-3442
Fax: 011-52-3-817-3314

DIRECTORS AND OFFICERS

Hector Davila Santos
Director, President, CEO
Guadalajara, Mexico

Jim O'Rourke, P.Eng.
Director
Vancouver, B.C.

Victor Garcia Jimenez
Director
Mexico City, Mexico

Len W. Brownlie, Ph.D
Director and Corporate Secretary
Vancouver, B.C.

Lawrence D. Barr
Director
Vancouver, B.C.

Rodney A. Shier, C.A.
Vice-President Finance and CFO
Vancouver, B.C.

LISTED

TSX Exchange
Symbol: FSR
CUSIP#: 3364A102
SEC 12g3-2(b) exemption #82-3449

TRANSFER AGENT

Computershare Trust
510 Burrard Street
Vancouver, B.C.
V6C 3B9

SOLICITORS

Farris, Vaughan, Wills & Murphy
2600 - 700 West Georgia Street
Vancouver, B.C.
V7Y 1B3

Garcia Jimenez & Associados
San Francisco 656
Col. De Valle
Deleg. Benito Juarez
Mexico City, D.F.
03100 Mexico

AUDITORS

PricewaterhouseCoopersLLP
609 GranvilleStreet
Vancouver, B.C.
V7Y 1L3

PricewaterhouseCoopers
Av. Prolongacion Americas 1592 4to. Piso
Col. Country Club
44620 Guadalajara, Jal.
Mexico

82 - 3449

02 SEP 11 AM 12:32

News Release #2002 - 03

August 29, 2002

First Silver Reserve Inc.
Suite 584 – 885 Dunsmuir Street
Vancouver, B.C., Canada ,V6C 1N5
Telephone (604) 602-9973
FAX (604) 681-5910
Toll Free 1-888-377-6676
Website: firstsilver.com
E-mail: info@firstsilver.com

First Silver Reserve Inc. Reports 2002 Six Month Results

Vancouver, B.C.: First Silver Reserve Inc. ("TSE:FSR") today announced its second quarter 2002 financial results. All amounts are expressed in United States dollars.

In the six month period ended June 30, 2002, First Silver Reserve Inc. produced 1,168,680 ounces of silver (2001 – 1,161,554 ounces) and 1,616 ounces of gold (2001 – 2,565 ounces) from the Company's wholly owned San Martin Silver Mine in Jalisco State, Mexico. For the three months ending June 30, 2002, silver production was 596,454 ounces (2001 – 586,780 ounces) and gold production was 719 ounces (2001 – 941 ounces). Total mill throughput for the six month period was 133,060 tonnes (2001 – 129,307 tonnes), as compared to 65,041 tonnes (2001 – 65,741 tonnes) in the three months ending June 30. In the six month period, the mill head grade was 323 g/tonne silver (2001 – 319 g/tonne) and the mill recovery rate was 84.59% (2001 – 87.60%) as compared to a grade of 340 g/tonne (2001 – 319 g/tonne) and a recovery rate of 83.9% (2001- 87.03%) for the three months ended June 30, 2002.

Revenue for the six month period was US $5.54 million compared with US $5.68 million for the same period in 2001. Revenue for the three month period ending June 30 was US $3.04 million compared with US $2.51 million for the same period in 2001. Net earnings for the three months ending June 30 was US $0.12 million or $0.00 per share compared with a net loss of US $0.46 million or ($0.01) per share for the same period in 2001. Net loss for the six months ending June 30 was US $0.15 million or ($0.00) per share compared with a net loss of US$0.64 or ($0.02) per share for the same period in 2001. The decreased loss was a direct result of higher average silver prices in the second quarter of 2002. The price of silver was $4.87 per ounce at the end of June but has trended lower thereafter.

Cost of sales were $4.53 million for the six month period, as compared to $5.28 million for the year earlier period. General and administrative expenses were $0.52 million for the period as compared to $0.52 million in the first six months of 2001. Depreciation was $0.60 million for the period, as compared to $0.55 million in the year earlier period as the Company commenced depreciation on development costs capitalized in prior years. Cash costs, net of gold credits, were $3.99 per ounce of silver in the six months ending June 30, 2002, as compared to $4.33 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.47 per ounce of silver in the six months ending June 30, 2002, as compared to $4.75 per ounce of silver in the year earlier period. Cash costs, net of gold credits, were $3.77 per ounce of silver in the three months ending June 30, 2002, as compared to $4.08 per ounce of silver in the year earlier period. Total costs, net of gold credits, were $4.23 per ounce of silver in the three months ending June 30, 2002, as compared to $4.52 per ounce of silver in the year earlier period.

Liquidity and Capital Resources

Working capital at June 30, 2002 was $0.50 million (comprised of cash of $0.72 million and accounts

receivable, inventory and prepaid expenses of $1.71 million, less current liabilities of $1.93 million) as compared to a working capital of $0.14 million at December 31, 2001 (comprised of cash of $0.38 million and accounts receivable, inventory and prepaid expenses of $1.76 million, less current liabilities of $2.00 million). Cash and short-term investments amounted to $0.72 million at June 30, 2002 as compared to $0.38 million at December 31, 2001.

During the period the Company issued 825,000 shares on the exercise of director and employee share purchase options which provided $0.30 million. The Company does not currently have a line of credit with any financial institution.

Risks and Uncertainties

The Company's success depends on a number of factors which have been identified in the Management Discussion accompanying the Company's 2001 Annual Audited Financial Statements and which remain unchanged as at the date of this report.

First Silver's profitability is somewhat dependent upon the Mexican peso: United States dollar exchange rate. A high peso exchange rate is not beneficial to the Company, since expenses are priced in Mexican pesos while revenues are received in United States dollars. During the quarter, the Mexican peso (PS $) was at a relatively high exchange rate to the United States dollar, ending the quarter at an exchange rate of 9.92 PS $ per U.S. dollar.

As a primary silver producer, First Silver's revenues are dependent upon the price of silver. For the six months ending June 30, 2002, the average London afternoon price for silver was US$4.60 per ounce, as compared to US$4.46 in the prior year period.

If silver prices were to remain at these levels for a sustained period, the mine's viability could be affected however Management would endeavour to reduce costs and maintain the operation's viability. At the present time the Company has no hedging in place and therefore is fully exposed to market fluctuations in the price of silver. Management believes that the strong fundamentals of the world silver market bode well for at least a modest rise in silver prices in the next few years. Therefore, the Company intends to continue to remain predominately unhedged in the future so shareholders can benefit from any upward movement in the price of silver.

Underground Exploration

The most prospective minesite exploration target is at the intersection of three mineralized faults (La Zuloaga, Rosario-Condesa and La Mancha). This prospective area, termed "El Banco" is located approximately 1,000 m west of the current mine workings and is in an area of steep surface terrain which has limited surface drilling. To reach this prospective zone, the Company initiated a horizontal drift in late 1998 from the existing mine workings. This drift suffered a series of delays in advancement as crews encountered unstable rock formations in cross-faults. Tremendous effort and ingenuity was required to stabilize these formations in order for the drift to proceed. By the end of 2000, the drift had progressed some 900 m and has encountered two areas of economic mineralization (from 350 to 550 m and from 766 to 900 m) which have been included in the mine's reserves. During the second quarter of 2002, no progress was made on this drift, pending completion of the Rosario mine haulage adit.

The Rosario mine haulage adit was initiated to provide near surface access to the El Banco target area. This drift is sized for production, 4 m wide and 3.5 m high, and is being driven alongside the Rosario-

Condesa Fault, allowing systematic sampling of this fault zone. Including double width sections, the new tunnel will have a total length of 1,480 m, of which 1,060 m have been developed. When completed, the adit will allow a second access to the mine for safety, provide a much needed ventilation circuit and reduce mine haulage by some 1,200 m. Completion of this adit is a top priority for the Company in 2002.

First Silver Reserve is a company focused on expanding reserves and production of silver from it's San Martin Mine.

On behalf of the Board of Directors

"Len Brownlie"
Director

First Silver Reserve Inc.

Consolidated Balance Sheets

(expressed in U.S. dollars)

	June 30, 2002 $	December 31, 2001 $
Assets		
Current assets		
Cash and cash equivalents	720,375	381,639
Accounts receivable	700,137	981,832
Inventories	913,249	682,774
Prepaid expenses	100,046	95,061
	2,433,807	2,141,306
Resource assets	4,972,663	5,196,430
	7,406,470	7,337,736
Liabilities		
Current liabilities		
Accounts payable and accrued liabilities	1,037,872	1,090,127
Employee profit sharing payable	418	-
Other taxes payable	890,439	906,734
	1,928,729	1,996,861
Future income taxes	355,688	719,096
Other long-term liabilities	3,086,258	2,732,566
	5,370,675	5,448,523
Shareholders' Equity		
Capital stock	1,127,513	830,173
Retained earnings	908,282	1,059,040
	2,035,795	1,889,213
	7,406,470	7,337,736

Nature of operations and going concern (note 1)

Approved by the Board of Directors

"Hector Davila Santos" Director "Len Brownlie" Director

The accompanying notes are an integral part of these consolidated financial statements

First Silver Reserve Inc.

Consolidated Statements of Earnings and Retained Earnings

For the six months ended June 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2002 $	For The Three Months Ended June 30, 2001 $	For The Six Months Ended June 30, 2002 $	For The Six Months Ended June 30, 2001 $
Revenue				
Sales	3,039,640	2,506,782	5,531,743	5,649,213
Other	2,883	8,046	8,544	27,380
	3,042,523	2,514,828	5,540,287	5,676,593
Cost and expenses				
Cost of sales	2,281,826	2,507,083	4,530,027	5,279,432
General and administrative	276,928	247,405	519,577	521,878
Employee profit sharing	-	-	-	-
Depreciation and depletion	306,669	283,093	603,032	553,886
Foreign exchange gain/ loss	60,297	(62,884)	48,548	(47,860)
	2,925,720	2,974,697	5,701,184	6,307,336
Earnings (loss) before income taxes	116,803	(459,869)	(160,897)	(630,743)
Provision for (recovery of) income taxes				
Current	-	-	-	-
Future	(6,562)	2,615	(10,139)	12,274
	(6,562)	2,615	(10,139)	12,274
Net earnings (loss) for the period	123,365	(462,484)	(150,758)	(643,017)
Retained earnings - Beginning of period	784,917	2,147,226	1,059,040	2,327,759
Retained earnings - End of period	908,282	1,684,742	908,282	1,684,742
Earnings (loss) per share	0.00	(0.01)	0.00	(0.02)

The accompanying notes are an integral part of these consolidated financial statements.

First Silver Reserve Inc.

Consolidated Statements of Cash Flows

For the six months ended June 30, 2002 and 2001

(expressed in U.S. dollars)

	For The Three Months Ended June 30, 2002 $	For The Three Months Ended June 30, 2001 $	For The Six Months Ended June 30, 2002 $	For The Six Months Ended June 30, 2001 $
Cash flows from operating activities				
Net earnings (loss) for the year	123,365	(462,484)	(150,758)	(643,017)
Items not affecting cash				
Depreciation and depletion	306,669	283,093	603,032	553,886
Future income taxes	(6,562)	(509,851)	(369,032)	(7,294)
	423,472	(689,242)	83,242	(96,425)
Changes in non-cash working capital items	(177,994)	674,911	(16,273)	605,165
	245,478	(14,331)	66,969	508,740
Cash flows from financing activities				
Issue of share capital	173,942	-	297,340	-
Increase (Reduction) in long term debt	-	-	353,692	(188,930)
	173,942	-	651,032	(188,930)
Cash flows from investing activities				
Resource asset expenditures	(222,619)	4,267	(379,265)	(258,978)
	(222,619)	4,267	(379,265)	(258,978)
Increase (Decrease) in cash and short-term equivalents	196,801	(10,064)	338,736	60,832
Cash and cash equivalents - Beginning of period	523,574	400,108	381,639	329,212
Cash and cash equivalents - End of period	720,375	390,044	720,375	390,044

The accompanying notes are an integral part of these consolidated financial statements.

Basis of presentation

These consolidated financial statements include the accounts of First Silver Reserve Inc. (the company), and its wholly owned subsidiary Minera El Pilon S.A. de C.V. (El Pilon), which owns the San Martin silver mine and adjacent properties in Jalisco State, Mexico. El Pilon.

These interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. These consolidated financial statements are based on accounting principles and practices consistent with those used in the preparation of the Company's annual consolidated financial statements. Certain information and footnote disclosure normally included in consolidated financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted. These interim period statements should be read together with the audited consolidated financial statements and the accompanying notes included in the Company's latest annual report.

Capital stock

Authorized
100,000,000 common shares without par value

Issued and outstanding

	Number of shares	$
Balance –December 31, 2001	36,671,921	830,173
Issued upon exercise of share purchase options	825,000	297,340
Balance –June 30 , 2002	37,496,921	1,127,513

The company does not have a formal stock option plan. Options and terms are granted by the directors at their discretion. The following table summarizes information about the options at June 30, 2002 and the changes for the six months then ended:

	2002		2001	
	Number of shares	Weighted average exercise price Cdn. $	Number of shares	Weighted average exercise price Cdn. $
Options outstanding – Beginning of period	1,530,000	0.55	1,530,000	0.55
- Exercised during period	825,000	0.55	-	
- Issued during period	215,000	0.82	-	
Options outstanding - End of period	920,000	0.61	1,530,000	0.55

Effective 1 January 2002, the company adopted the recommendations of CICA Handbook Section 3870, Stock --based compensation. The new standard requires that stock-based awards made to non-employees are to be measured and recognized using the fair value based method. During the six months ended 30 June 2002, the Company granted options to purchase up to 215,000 shares of the company's stock to directors and officers of the company at an exercise price of $0.82 per share, with a fair value of $85,738 on the grant date. The pro-forma impact on income (loss) and earnings (loss) per share is as follows.

		Six Months Ending June 30, 2002
Net Loss		
As Reported	$	(150,758)
Pro Forma	$	(236,496)
Net Loss Per Share		
As Reported		$ (0.004)
Pro Forma		$ (0.006)

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted average assumptions:

Expected dividend yield	0.00%
Expected stock price volatility	50%
Risk-free interest rate	4.33%
Expected life of options	5 years

The weighted average grant-date fair value of options granted was $0.399 per option.

There were no stock options granted in the year 2001, therefore no figures have been presented for that year.